



Boichik Bagels LLC Small Business Bond™

Bond Terms:

Bond Yield: 7.50%

Target Raise Amount: $1,000,000

Offering End Date: September 27, 2022

Repayment Period: 7 years (84 months)

Minimum Raise Amount: $200,000

Company Details:

Name: Boichik Bagels LLC

Founded: June 14, 2018

Address: 3170 College Ave
Berkeley, CA 94705

Industry: Retail Bakery

Employees: 33

Website: https://boichikbagels.com/

Use of Funds Allocation:

If the maximum raise is met:

$962,500 (96.25%) – of the proceeds will go towards equipment and construction costs
$37,500 (3.75%) – of the proceeds will go towards SMBX's capital raise fee

Social:

Instagram: 15,900 Followers





Business Metrics:

	FY20	FY21	YTD 5/31/2022
Total Assets	$933,381	$2,094,509	$2,008,574
Cash & Cash Equivalents	$600,216	$1,555,322	$1,788,748
Accounts Receivable	$10,953	$48,962	$65,449
Short-term Debt	$12,654	$49,373	$33,551
Long-term Debt	$159,035	$42,201	$510,862
Revenue	$2,539,753	$4,218,827	$2,059,467
Cost of Goods Sold	$450,436	$739,151	$420,870
Taxes	$0	$0	$0
Net Income	$774,648	$1,786,922	$780,655

Recognition:

Boichik Bagels LLC has been in business since 2019 and has built a wholesale business, web order pick up system and their own delivery system. They were declared the best bagels by the New York Times in March 2021 and are expanding with a bagel plant in West Berkeley and a shop in Palo Alto.

About:

Boichik Bagels LLC (NAICS 445299) is a bagel shop founded by New-Jersey native Emily Winston. Emily opened her bakery in 2019 to recreate her favorite New York bagel, which was an instant hit and managed to thrive throughout Covid, expanding with wholesale business, web order pickups and their own delivery system to avoid third party fees. In March 2021, The New York Times declared Boichik Bagels the best in the country, and ever since, the demand for their bagels has grown significantly. The company is making plans for a bagel plant in West Berkeley and shop in Palo Alto.

For more information, contact our Customer Support Team at support@thesmbx.com

